SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

LOOKSMART, LTD.

(Name of Subject Company [Issuer])

PEEK Investments LLC	Platinum Partners Value Arbitrage Fund L.P.
[Offeror - Purchaser]	[Deemed Offeror - Prospective Investor]

Snowy August Fund I LP	Platinum Management (NY) LLC
[Deemed Offeror - Prospective Investor]	[Deemed Offeror - Sponsor]

Snowy August Management LLC	Mark Nordlicht
[Deemed Offeror - Manager and Sponsor]	[Deemed Offeror - Principal of Platinum Parties]

Michael Onghai	Uri Landesman
[Deemed Offeror - Principal of Snowy August Parties]	[Deemed Offeror - Principal of Platinum Parties]

(Names of Filing Persons)

[Status - Relationship to Purchaser]

Common Stock

(Title of Class of Securities)

543442503

(CUSIP Number of Class of Securities)

On behalf of each direct above-named Filing Person:		On behalf of each direct above-named Filing Person:

c/o Snowy August Management LLC	and	c/o Platinum Management (NY) LLC
122 West 26th Street, 5th Floor		152 West 57th Street, 4th Floor
New York, New York 10001		New York, New York 10019
(917) 397-7234		(212) 582-2222

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Fletcher Clark Johnston, Esq.
Securities Law Adviser Group
100 Crescent Court, Suite 700
Dallas, Texas 75201
(214) 808-3264

Calculation of Filing Fee

Transaction Valuation*	`Amount of Filing Fee**
Not Applicable	Not Applicable

	*	Per Instruction D to Schedule TO, no filing fee is required.

	**	Per Instruction D to Schedule TO, no filing fee is required.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount Previously Paid:	Not Applicable
		Form or Registration No.:	Not Applicable
		Filing Party:	Not Applicable
		Date Filed:	Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

	☒	third-party tender offer subject to Rule 14d-l .
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

This Tender Offer Statement on Schedule TO ("Preliminary Statement") is jointly filed by and on behalf of the following persons: (a) PEEK Investments LLC, a Delaware limited liability company ("Purchaser"); (b) Snowy August Fund I LP, a Delaware limited partnership; (c) Snowy August Management LLC, a Delaware limited liability company; (d) Michael Onghai, a United States citizen; (e) Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership; (f) Platinum Management (NY) LLC, a Delaware limited liability company; (g) Mark Nordlicht, a United States citizen; and (h) Uri Landesman, a United States citizen.

This Preliminary Statement relates to a proposed third-party tender offer by Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share, of LOOKSMART, LTD., a Delaware corporation, for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in an Offer to Purchase and a related Letter of Transmittal to be filed by Purchaser with the SEC on the date Purchaser commences the tender offer.

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Although the proposed tender offer will be made by Purchaser, this Preliminary Statement is jointly filed by and on behalf the other filing persons together with Purchaser (and the other filing persons are named herein as bidders and offerors for all purposes of the tender offer) pursuant to Rule 14d-1(g)(2) and Instruction K to Schedule TO because they may be subject to the filing requirements of Regulation 14D if the tender offer is deemed to be made on their behalf or if they are otherwise deemed to be bidders or offerors due to their relationship to Purchaser or their role or involvement in the tender offer, individually or as a group.

This Preliminary Statement is not an offer to purchase or a solicitation of an offer to sell any securities.  The proposed tender offer has not yet been commenced.  The tender offer will be made only pursuant to a tender offer statement filed with the SEC that provides a transmittal form or a statement regarding how a transmittal form may be obtained or otherwise provides the means to tender to security holders.  This Preliminary Statement does not include the means for security holders to tender their securities into the tender offer.  This Preliminary Statement contains only preliminary communications made before the commencement of a tender offer and constitutes a "pre-commencement" communication as described in Rule 14d-2(b) under the Exchange Act.  Purchaser intends to file a tender offer statement, an offer to purchase, a letter of transmittal, and other related tender offer material with the SEC on the date Purchaser commences the tender offer.  Security holders are advised to read the tender offer material after the material is filed because the material will contain important information about the tender offer.  Security holders will be able to get the material for free (after the material is filed) at the web site maintained by the SEC at http://www.sec.gov.  Security holders will also be able to request free copies of the material (after the material is filed) from Purchaser or the information agent for the tender offer using the contact information provided herein or in the material.

This Preliminary Statement is not a request for a proxy or consent (or to execute or not execute or revoke a proxy or consent) and is not intended to result in the procurement, withholding, or revocation of a proxy or otherwise intended to be a solicitation of proxies or consents from any security holder.  We are not asking you for a proxy or consent and you are requested not to send us a proxy or consent.  Any such solicitation will be made only pursuant to solicitation materials filed with the SEC pursuant to Section 14(a) of the Exchange Act.

Preliminary (Pre-Commencement) Communication

On June 29, 2012, Purchaser issued a press release relating to the proposed tender offer.  A copy of the press release is furnished as Exhibit (a)(5)(i) hereto.

Remainder of Page Intentionally Left Blank. Exhibit Index to Follow.

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Exhibit Index

Reference	Description
(a)(5)(i)	Press Release issued June 29, 2012 by PEEK Investments LLC

Remainder of Page Intentionally Left Blank.

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Exhibit (a) (5) (i)

For Immediate Release	Press Release

SHAREHOLDER CONSORTIUM ANNOUNCES OFFER FOR LOOKSMART

New York, New York, June 29, 2012 - PEEK Investments LLC today announced a third-party tender offer to purchase all of the outstanding shares of common stock of LookSmart, Ltd. (Nasdaq: LOOK) at $1.00 per share in cash.  The offer represents a 35% premium over the NASDAQ Official Closing Price for the common stock on June 28, 2012.

PEEK is sponsored by a consortium of LookSmart's shareholders represented by Snowy August Management LLC and Platinum Management (NY) LLC.  The current consortium may collectively be deemed to be LookSmart's largest shareholder and beneficially own 2,591,312 shares (approximately 14.98% of the outstanding shares).

"We have a significant ownership stake in LookSmart," stated Michael Onghai, a principal of Snowy August Management.  "Although we value our relationship with LookSmart and have continued to support the company, we have serious concerns about the company's ability to maximize or preserve shareholder value.  We believe that the tender offer benefits LookSmart and creates value for all shareholders.  As long-term investors, we are committed to LookSmart's success and would like to work together with the company on a friendly basis to address our concerns.  We are willing to meet and discuss the offer, potential strategic alternatives, and other matters with LookSmart's management and board of directors at any time."

PEEK plans to make the tender offer to acquire all shares validly tendered and not withdrawn and provide liquidity at a substantial premium to shareholders who desire to tender while eliminating their further exposure to the downside risk of loss associated with continued ownership of LookSmart's common stock.  If the tender offer is consummated and PEEK acquires control of LookSmart, PEEK may utilize control to influence the company's management, policies, and practices in order to effect change, improve performance, and realize value for all shareholders.

Whether or not the tender offer is consummated, PEEK intends to monitor LookSmart on a continuing basis and hold management and the board accountable for performance, oversight, and the company's compensation and governance policies and practices.  PEEK expects LookSmart's officers and directors to demonstrate a conscious regard for their responsibilities and their fiduciary relationship with the owners of the company.  If LookSmart's independent directors are unable or unwilling to hold management accountable or otherwise fail to act in the face of clear evidence of a problem or any other duty to act, PEEK may seek to remove some or all of the incumbent directors, during or after the tender offer, whether or not the tender offer is consummated.

PEEK may seek to add directors to enhance the independence of LookSmart's board and function of its committees.  PEEK believes that directors with a more meaningful financial investment of their own in LookSmart may be better positioned and otherwise better able to ensure that an appropriate relationship exists between executive compensation, performance, and the creation of sustainable shareholder value.  PEEK may suggest, recommend, propose, or otherwise pursue transactions involving the acquisition, sale, or exchange of all or part of LookSmart's securities or assets or other actions relating to, or potentially resulting in, changes to the company's business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and other actions and changes.

About PEEK Investments LLC

PEEK Investments LLC is a newly-formed Delaware limited liability company, organized for purposes of making the tender offer.

About Snowy August Management LLC

Snowy August Management LLC is an alternative investment manager headquartered in New York.  Snowy August Management provides value-oriented investment management services, focusing on information technology and Southeast Asian businesses and investments.  Snowy August Management may currently be deemed to beneficially own 863,312 shares (approximately 5.0% of LookSmart's outstanding common stock).

About Platinum Management (NY) LLC

Platinum Management (NY) LLC is an alternative investment manager headquartered in New York.  Platinum Management provides investment management services to hedge funds and other investment funds, including Platinum Partners Value Arbitrage Fund L.P.  Platinum Management may currently be deemed to beneficially own 1,728,000 shares (approximately 9.99% of LookSmart's outstanding common stock).

Forward-Looking Statements

This press release contains forward-looking statements that are subject to factors that could cause actual results to differ materially from those in the forward-looking statements, including assumptions that may or may not be correct or accurate due to the inherent uncertainty of future events, risks related to LookSmart and the actions of third parties we cannot control or predict with certainty, and other factors that may cause us to change our plans.

About the Tender Offer

This press release is intended to inform the public or security holders in general about the tender offer.  This press release is not an offer to purchase or a solicitation of an offer to sell any securities.  The proposed tender offer has not yet been commenced.  The tender offer will be made only pursuant to a tender offer statement filed with the SEC that provides the means to tender to security holders.  PEEK intends to file a tender offer statement, an offer to purchase, a letter of transmittal, and other tender offer material with the SEC on the date PEEK commences the tender offer.  Security holders are advised to read the tender offer material after it is filed because it will contain important information about the tender offer.  Security holders will be able to get the material for free (after it is filed) at the web site maintained by the SEC at http://www.sec.gov.  Security holders will also be able to request free copies of the material (after it is filed) from PEEK or the information agent for the tender offer using the contact information provided herein or in the material.

About a Possible Proxy Solicitation

This press release is not a request for a proxy or consent or to execute or not execute or revoke a proxy or consent.  This press release is not intended to result in the procurement, withholding, or revocation of a proxy or otherwise intended to be a solicitation of proxies or consents from any security holder.  We are not asking you for a proxy or consent and you are requested not to send us a proxy or consent.  Any such solicitation will be made only pursuant to solicitation materials filed with the SEC.

Contacts:

For PEEK Investments LLC: Michael Onghai, (917) 397-7234

For Snowy August Management LLC: Michael Onghai, (917) 397-7234

For Platinum Management (NY) LLC: Platinum Management (NY) LLC, (212) 582-2222